Mail Stop 3561

July 14, 2008

Mr. Allen T. McInnes, President
Chase Packaging Corporation
636 River Road
Fair Haven, NJ 07704

> **Re: Chase Packaging Corporation**
> **Form 10-KSB Correspondence**
> **Filed July 11, 2008**
> **File No. 000-21609**

Dear Mr. McInnes:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Item 8A – Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 18

1. We reviewed your response to our prior comment one, noting that you do not deem the disclosed deficiency in your controls as a material weakness. Please revise your disclosure to explicitly clarify this assertion (i.e. the disclosed deficiency does not rise to the level of a material weakness).

2. In connection with the comment above, we note you continue to qualify your assessment with the "subject to the above qualification" language. Please revise your disclosure to state, in clear and <u>unqualified language</u>, the conclusions reached by your management on the effectiveness of your internal control over financial reporting.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

    Sincerely,

    Tia Jenkins
    Senior Assistant Chief Accountant
    Office of Beverages, Apparel and
    Health Care Services